BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com



05011069

September 6, 2005



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

**Re: File Number: 82-5233**

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market dated September 5, 2005

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda



SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 9/9

September 5, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

# Notice of Repurchase of Own Shares from the Market

The Company repurchased its own shares at the market pursuant to Sub-section 2 of Section 1 of Article 211-3 of Japanese Commercial Code as described below.

| | |
|---|---|
| 1. Period of repurchase: | From August 1st to 31st, 2005 |
| 2. Number of shares repurchased: | 36,850 shares |
| 3. Total cost of repurchase: | 117,342,500 yen |
| 4. Method of repurchase: | Repurchased at the Tokyo Stock Exchange |

Note1: Details resolved at the Board of Directors' meeting held on July 7th, 2005

| | |
|---|---|
| - Type of shares to be repurchased: | Common shares |
| - Number of shares to be repurchased: | 300,000 shares (maximum) |
| - Total value of shares to be repurchased: | 1,000 million-yen (maximum) |

Note2: Total number of shares and cost of the repurchase from July 7th, 2005, when Board of Directors' meeting was held, to August 31st, 2005 is as follows:

| | |
|---|---|
| - Total number of shares repurchased: | 89,050 shares |
| - Total value of shares repurchased: | 281,909,500 yen |

- END -